Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE-MONTH PERIOD ENDED FEBRUARY 28, 2013

The following Management’s Discussion and Analysis, or MD&A, provides Management’s point of view on the financial position and the results of operations of Theratechnologies Inc., on a consolidated basis, for the three-month period ended February 28, 2013, as compared to the three- month period ended February 29, 2012. This MD&A is dated April 10, 2013, was approved by our Audit Committee, and should be read in conjunction with our unaudited interim consolidated financial statements and the notes thereto as at February 28, 2013, as well as the MD&A and audited consolidated financial statements including the notes thereto as at November 30, 2012. The interim consolidated financial statements for the three-month period ended February 28, 2013 have not been reviewed by our auditors.

The financial information contained in this MD&A and in our unaudited interim consolidated financial statements and audited consolidated financial statements has been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

Unless otherwise indicated or unless the context requires otherwise, in this MD&A, all references to “Theratechnologies”, the “Company”, the “Corporation”, “we”, “us”, “our” or similar terms refer to Theratechnologies Inc. and its consolidated subsidiaries. The use of EGRIFTATM refers to tesamorelin for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy regardless of the trade name used for such product in any particular territory. EGRIFTATM is the trade name used in the United States for tesamorelin for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy. EGRIFTATM is our trademark.

This MD&A contains information that we believe may affect our prospective financial condition, cash flows and results of operations. Readers are cautioned to consult the section, “Forward-Looking Information”, below.

Business Overview

We are a biopharmaceutical company that specializes in innovative therapeutic peptide products, with an emphasis on growth hormone releasing factor, or GRF, peptides.

Our first product, EGRIFTATM (tesamorelin for injection), was approved by the United States Food and Drug Administration, or FDA, in November 2010 and is, to date, the only approved therapy for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy. EGRIFTATM is currently marketed in the United States by EMD Serono, Inc., or EMD Serono, pursuant to a collaboration and licensing agreement executed in October 2008, as amended in April 2012, or the EMD Serono Agreement. EMD Serono launched EGRIFTATM on January 10, 2011.

In order to expand the commercial distribution of EGRIFTATM, we also granted exclusive commercialization rights to EGRIFTATM in other territories as follows;

•	in December 2010 to an affiliate of sanofi, or sanofi, for Latin America, Africa and the Middle East;
•

in February 2011 to Ferrer Internacional S.A., or Ferrer, for Europe, Russia, South Korea, Taiwan, Thailand and certain central Asian countries (as described below, this agreement was terminated by mutual agreement on April, 5, 2013); and

•	in February 2012 to Actelion Pharmaceuticals Canada Inc., or Actelion, for Canada.

In each case, we are responsible for the manufacture of EGRIFTATM and its supply to EMD Serono, sanofi, and Actelion.

Theratechnologies Inc.

2310 Alfred-Nobel Blvd., Montréal, Québec, Canada H4S 2B4

Phone: 514 336-7800 • Fax: 514 336-7242 • www.theratech.com

Business Plan

On October 30, 2012, we announced a narrowing of our business plan objectives and a related restructuring. The principal thrust of the revised plan is to become cash neutral as soon as possible by focusing almost all of our efforts and resources on maximizing revenues from EGRIFTATM, while continuing to tightly manage expenses. The ongoing preclinical studies for TH1173, our second-generation GRF peptide, were completed as planned in 2012 but the launch of the Phase 1 clinical program was put on hold until we have sufficient funds to invest in the project. In addition, all significant long-term research and development activities with respect to our other product candidates and discovery of new peptides were suspended.

In keeping with the overriding strategy of becoming cash neutral by focusing on EGRIFTATM, our principal objectives for fiscal 2013 are as follows:

•

continue to actively support EMD Serono’s efforts to develop the market for EGRIFTATM in the United States, through financing the post-approval commitments made to the FDA and also by lifecycle management initiatives such as formulation improvements;

•	continue to support the efforts of sanofi to obtain regulatory approvals in Latin America;
•	re-file for marketing approval in Europe, on the condition that, in our judgment, there is a reasonable likelihood of success;
•	continue to pursue regulatory approval in Canada; and
•	tightly control expenses.

In the mid-term, we intend to continue exploring the possibility of partnering EGRIFTATM for commercialization in new territories, and identifying diseases for which tesamorelin could be indicated as a treatment and further develop our lifecycle management program for EGRIFTATM, which includes developing new formulations and presentations. We will also be exploring partnership and licensing activities with respect to TH1173 in certain territories.

In the longer term, we intend to resume our research and development programs on our product candidates and develop new GRF peptides that could have routes of administration other than injection.

The paragraphs that follow provide more background information and details on the various aspects of our business including the progress made and other developments in the first quarter of fiscal 2013.

Commercial and Regulatory Activities

United States

EMD Serono began selling EGRIFTATM in the United States in January 2011 and we receive royalties on their sales. While the EMD Serono sales figures for EGRIFTATM are not publicly available, the year-over-year, quarterly royalties earned on those sales have grown since the product launch. This trend continued in the three months ended February 28, 2013 as more fully described in the revenue discussion below.

EMD Serono is currently conducting two Phase 4 clinical trials with EGRIFTATM in the United States in order to fulfil post approval commitments made to the FDA. The first trial is a long-term safety study for which we are responsible for 50% of the cost. The second study is to assess whether EGRIFTATM increases the incidence or progression of diabetic retinopathy in diabetic HIV-infected patients with lipodystrophy and excess abdominal fat. EMD Serono is responsible for executing the trial and is to be reimbursed by us for the direct costs involved. Both of the Phase 4 clinical trials are now recruiting patients. Our internal regulatory activities in the United States are currently focused on optimizing the lifecycle of EGRIFTATM and supporting the efforts of EMD Serono to expand the patient base. In January 2013, EMD Serono received FDA approval for a revision to the EGRIFTATM prescribing information to include storage conditions at or below 25°C, or room-temperature storage, for a 12-week period after dispensing to patients. Previously, EGRIFTATM required refrigeration as it could only be stored between 2°C and 8°C (36°F and 46°F).

Latin America, Africa and the Middle East

Pursuant to our distribution and licensing agreement with sanofi, or Sanofi Agreement, marketing authorization applications were filed in Israel, Brazil, Argentina, Mexico, Colombia and Venezuela. Our principal responsibility is to provide support to sanofi, as needed, to meet the needs of the regulators in these countries.

With respect to Brazil, a conformational audit by the Brazilian National Health Surveillance Agency, or ANVISA, is expected to occur in 2013. The audit will evaluate a series of corrective measures that have been implemented by a third-party manufacturing site for EGRIFTATM in response to technical deficiencies identified by ANVISA in 2012. The evaluation of the Brazilian marketing application for EGRIFTATM is ongoing. It is a separate process, conducted in parallel with the manufacturing assessment.

In Argentina, we continue to support sanofi’s efforts to update its 2011 submission in order to incorporate the new presentation of EGRIFTATM launched in the United States in October 2012. We expect sanofi to resubmit the file in the third quarter of 2013, after which the review process will begin anew.

We are also supporting sanofi with corrective measures to amend its 2012 submission in Venezuela, which was deemed by local authorities to be incomplete for technical reasons. We expect sanofi to resubmit the file in the first half of 2013.

The regulatory review processes for marketing authorization applications in Israel, Mexico and Colombia are ongoing.

Europe

On April 8, 2013, we announced that the distribution and license agreement with Ferrer had been terminated by mutual agreement. In so doing, we re-acquired 100% of the commercialization rights for tesamorelin in Europe, Russia, South Korea, Taiwan and certain Asian countries. There are currently no approved treatments for lipodystrophy in HIV-infected patients available in these markets. Our objective is to re-file in Europe, or in certain European countries, before the end of 2013 and we continue to work with key physicians, patient groups, regulatory consultants and certain regulators to achieve that goal. We will only proceed with a re-filing if we determine that there is a reasonable likelihood of success, based on the EGRIFTATM data that is currently available.

Canada

On March 4, 2013, Health Canada’s Therapeutic Products Directorate, or TPD, issued a Notice of Non-compliance-withdrawal for our New Drug submission, or NDS. On March 25, 2013, we announced the filing of a request for reconsideration of the decision made by TPD.

Other Events

On April 3, 2013, we announced the execution of a lease amendment agreement with our landlord, which will result in an 85% reduction (approximately $1,200,000 per annum) in annual cash outlays for rent and shortens the remaining term of the lease from eight years to five years. The floor space that we occupy has been reduced from 36,400 square feet to 5,000 square feet. In consideration for these amendments, we agreed to pay $1,800,000. The lease amendment agreement resulted in a reversal of the onerous lease provision on our balance sheet in the amount of $3,119,000. The future minimum payments required under the terms of the lease amendment agreement were reduced from $5,308,000 to $474,000.

On February 24, 2012, the Superior Court of Québec authorized 121851 Canada Inc. to institute a class action against us, a director and a former executive officer. On March 20, 2012, we filed a motion seeking permission to appeal this judgement with the Court of Appeal of Québec, District of Montreal, and the hearing took place on January 24, 2013. No judgement has been rendered yet following the January 24, 2013 hearing.

On January 14, 2013, we announced our intention to voluntarily delist our common shares from the NASDAQ Global Market and the delisting took effect on February 5, 2013. Our common shares continue to trade on the Toronto Stock Exchange under the symbol “TH”.

Revenues

Our revenues are mainly sales of EGRIFTATM to EMD Serono for re-sale, royalties received from EMD Serono on U.S. sales to customers, and research services, which include milestone payments and the amortization of the initial payment received upon the closing of the agreement with EMD Serono. Consolidated revenue for the three months ended February 28, 2013 amounted to $1,799,000 compared to $3,190,000 in the comparable period of fiscal 2012.

(in Canadian dollars)	2013	2012

Sale of goods	$451,000	$1,279,000
Upfront and milestone payments	$464,000	$1,070,000
Royalties and license fees	$884,000	$841,000

Revenue	$1,799,000	$3,190,000

Revenue generated from the sale of goods for the three months ended February 28, 2013 was $451,000 compared to $1,279,000 in the comparable period in fiscal 2012, reflecting a lower selling price and lower shipments to EMD Serono in the first quarter of 2013. The lower selling price is the result of the introduction of the new single-vial presentation of EGRIFTATM in October 2012. While the EGRIFTATM selling price is now lower, our markup in percentage terms remains unchanged. The lower volume reflects the fact that shipments can vary significantly in the short term as a function of EMD Serono’s procurement policies.

Royalties were $884,000 in the three month-period ended February 28, 2013, compared to $841,000 in the three-month period ended February 29, 2012. The current-year period includes the royalties earned in December 2012 and an estimate of the royalties earned in January and February 2013. The prior-year period includes the royalties earned in October, November and December 2011.

Revenue related to the amortization of the initial payment received upon the closing of the EMD Serono Agreement was $464,000 for the three-month period ended February 28, 2013, compared to $1,070,000 in the comparable period of fiscal 2012. The lower amortization amount in Fiscal 2013 reflects an extension made to the service period attributed to the initial payment in order to allow sufficient time for work that has yet to be completed.

Cost of Sales

For the three-month period ended February 28, 2013, the cost of sales of EGRIFTATM amounted to $668,000 compared to $1,337,000 in the comparable period of 2012. Cost of sales in the current period includes costs related to implementing manufacturing corrective measures required by the Brazilian regulatory authorities. Cost of sales in the current-year also includes a loss of $192,000 which occurred during the conversion of raw materials into finished goods in January 2013. We are in the process of analyzing the cause and the responsibility in regards to this event. In the interim, production of EGRIFTATM has been suspended until corrective measures are implemented. Management and the third-party supplier are currently working on corrective measures. In the prior-year period, the cost of sales exceeded sale of goods revenue, reflecting the depletion of higher-cost inventory produced at an earlier date and indirect manufacturing costs. The old inventory is now depleted; however, volume-based, quarter-over-quarter variations in gross margins will continue to be experienced due to the absorption of indirect manufacturing costs. Cost of sales is detailed in note 4 “cost of sales” of our unaudited consolidated financial statements for the three-month periods ended February 28, 2013 and February 29, 2012.

R&D Activities

Research and development, or R&D, expenses, net of tax credits, for the three-month period ended February 28, 2013 amounted to $1,455,000 compared to $1,313,000 in the comparable period of 2012. R&D expenses in 2013 include our share of the costs of the two Phase 4 clinical trials, and expenses associated with helping our commercial partners to pursue regulatory approvals in their respective jurisdictions. In the prior-year period, R&D activities included helping our commercial partners to pursue regulatory approvals in their respective jurisdictions, developing a new formulation of EGRIFTATM, and pursuing the preclinical development of TH1173.

Selling and Market Development Expenses

Selling and market development expenses for the three-month period ended February 28, 2013 amounted to $62,000 compared to $261,000 in the comparable period of 2012. With licensing agreements now in place for EGRIFTATM in major markets and the strong focus on becoming cash neutral as soon as possible our selling and market development activities are reduced to managing relationships with our existing commercial partners.

General and Administrative Expenses

General and administrative expenses for the three-month period ended February 28, 2013 amounted to $967,000 compared to $2,043,000 in the comparable period of 2012. The expenses were considerably lower as a result of the restructuring and adjustments to remuneration.

Restructuring Costs

In the three-month period ended February 28, 2013, we reversed restructuring costs in the amount of $3,093,000 compared to an expense of $6,058,000 in the comparable period of 2012. The prior-year period costs were related to the restructuring in the first quarter of 2012 and included an onerous lease provision of $4,055,000. The lease amendment agreement triggered the reversal of the remaining portion of the onerous lease provision in the amount of $3,119,000 after deducting expenses related to the agreement.

Net Finance Income

Finance income for the three-month period ended February 28, 2013 was $160,000 compared to $277,000 in the comparable period of 2012. Interest revenues in 2013 were lower than 2012 due to the gradual decline in the portfolio size as investments are liquidated to fund operations.

Finance costs for the three months ended February 28, 2013 were $40,000, whereas finance costs in the comparable period of 2012 were a gain of $67,000 on positive foreign exchange fluctuations.

Net Results

Taking into account the revenues and expenses described above, the net profit for the three months ended February 28, 2013 amounted to $1,860,000, compared to a net loss of $7,484,000 in the comparable period of 2012. On a per share basis, the net profit for the three-month period ended February 28, 2013 was $0.03 compared to a net loss of $0.12 in the comparable period of 2012.

Financial Position

As at February 28, 2013, liquidities, which include cash and bonds, amounted to $17,456,000 and tax credits and grants receivable amounted to $449,000, for a total of $17,905,000 compared to $20,924,000 at November 30, 2012.

Cash flows used in operating activities for the three-month period ended February 28, 2013 amounted to $2,884,000 compared to $7,929,000 in the comparable period of 2012. The current-year period reflects a $921,000 reduction in accounts payable and accrued liabilities.

Quarterly Financial Information

The following table is a summary of our unaudited consolidated operating results presented in accordance with IFRS for the last eight quarters.

	2013	2012				2011

(In thousands of dollars, except per share amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Sale of goods	$451	$1,375	$1,725	$856	$1,279	$2,670	$1,878	$2,005
Upfront and milestone payments	$464	$868	$1,070	$1,069	$1,070	$1,069	$1,070	$1,284
Royalties and license fees	$884	$1,656	$1,027	$731	$841	$671	$569	$194

	$1,799	$3,899	$3,822	$2,656	$3,190	$4,410	$3,517	$3,483
Net profit (loss)	$1,860	$(4,341)	$(698)	$(1,417)	$(7,484)	$(1,687)	$(4,170)	$(5,941)
Basic and diluted profit (loss) per share	$0.03	$(0.07)	$(0.01)	$(0.02)	$(0.12)	$(0.03)	$(0.10)	$(0.10)

EGRIFTATM was first offered for sale to the public in January 2011 and our quarterly sales of goods in fiscal 2011 reflect the buildup of stocks needed by EMD Serono for the product launch. Revenues from sale of goods in fiscal 2012 and fiscal 2013 are more closely tied to actual sales to patients but they also vary significantly in the short term due to EMD Serono procurement policies.

Beginning in the fourth quarter of fiscal 2012, the selling price of EGRIFTATM was lowered in association with the introduction of the new single-vial presentation. The markup in percentage terms was unchanged.

Beginning in the fourth quarter of fiscal 2012, royalties and license fees include management estimates of royalties earned. Consequently, the fourth quarter 2012 royalties and license fees are for a five-month period from July to November.

The net profit reported in the first quarter of fiscal 2013, and the net losses reported in the fourth and first quarters of fiscal 2012 and the third quarter of fiscal 2011; include restructuring costs of $(3,093,000), $4,526,000, $6,058,000 and $716,000, respectively.

Recent changes in accounting standards

New or revised standards and interpretations issued but not yet adopted

IFRS 9 Financial Instruments

In November 2009, the IASB issued IFRS 9 “IFRS 9 (2009)”, and in October 2010, the IASB published amendments to IFRS 9 “IFRS 9 (2010)”.

IFRS 9 (2009) replaces the guidance in IAS 39 Financial Instruments: Recognition and Measurement, on the classification and measurement of financial assets. The standard eliminates the existing IAS 39 categories of held to maturity, available-for-sale and loans and receivable.

Financial assets will be classified into one of two categories on initial recognition:

•	financial assets measured at amortized cost; or
•	financial assets measured at fair value.

Gains and losses on remeasurement of financial assets measured at fair value will be recognized in profit or loss, except that for an investment in an equity instrument which is not held-for-trading, IFRS 9 provides, on initial recognition, an irrevocable election to present all fair value changes from the investment in other comprehensive income “OCI”. The election is available on an individual share-by-share basis. Amounts presented in OCI will not be reclassified to profit or loss at a later date.

IFRS 9 (2010) added guidance to IFRS 9 (2009) on the classification and measurement of financial liabilities, and this guidance is consistent with the guidance in IAS 39 expect as described below.

Under IFRS 9 (2010), for financial liabilities measured at fair value under the fair value option, changes in fair value attributable to changes in credit risk will be recognized in OCI, with the remainder of the change recognized in profit or loss. However, if this requirement creates or enlarges an accounting mismatch in profit or loss, the entire change in fair value will be recognized in profit or loss. Amounts presented in OCI will not be reclassified to profit or loss at a later date.

IFRS 9 (2010) supersedes IFRS 9 (2009) and is effective for annual periods beginning on or after January 1, 2015, with early adoption permitted. The Company intends to adopt IFRS 9 (2010) in its financial statements for the annual period beginning on December 1, 2015. The extent of the impact of adoption of IFRS 9 (2010) has not yet been determined.

IFRS 10 Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10, which is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted.

IFRS 10 replaces the guidance in IAS 27 Consolidated and Separate Financial Statements, and SIC-12, Consolidation – Special Purpose Entities. IAS 27 (2008) survives as IAS 27 (2011), Separate Financial Statements, only to carry forward the existing accounting requirements for separate financial statements.

IFRS 10 provides a single model to be applied in the control analysis for all investees, including entities that currently are special purpose entities in the scope of SIC-12. In addition, the consolidation procedures are carried forward substantially unmodified from IAS 27 (2008).

The amendments issued in June 2012 simplify the process of adopting IFRS 10 and provide additional relief from certain disclosures.

The Company intends to adopt IFRS 10, including the amendments issued in June 2012, in its financial statements for the annual period beginning on December 1, 2013. The extent of the impact of adoption of IFRS 10 has not yet been determined.

IFRS 13 Fair Value Measurement

In May 2011, the IASB published IFRS 13, which is effective prospectively for annual periods beginning on or after January 1, 2013. The disclosure requirements of IFRS 13 need not be applied in comparative information for periods before initial application.

IFRS 13 replaces the fair value measurement guidance contained in individual IFRSs with a single source of fair value measurement guidance. It defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, i.e. an exit price. The standard also establishes a framework for measuring fair value and sets out disclosure requirements for fair value measurements to provide information that enables financial statement users to assess the methods and inputs used to develop fair value measurements and, for recurring fair value measurements that use significant unobservable inputs (Level 3), the effect of the measurements on profit or loss or OCI.

IFRS 13 explains ‘how’ to measure fair value when it is required or permitted by other IFRSs. The standard does not introduce new requirements to measure assets or liabilities at fair value, nor does it eliminate the practicability exceptions to fair value measurements that currently exist in certain standards.

The Company intends to adopt IFRS 13 prospectively in its financial statements for the annual period beginning on December 1, 2013. The extent of the impact of adoption of IFRS 13 has not yet been determined.

Amendments to IAS 1 Presentation of Financial Statements

In June 2011, the IASB published amendments to IAS 1 Presentation of Financial Statements: Presentation of Items of Other Comprehensive Income, which are effective for annual periods beginning on or after July 1, 2012 and are to be applied retrospectively. Early adoption is permitted.

The amendments require that an entity present separately the items of OCI that may be reclassified to profit or loss in the future from those that would never be reclassified to profit or loss. Consequently an entity that presents items of OCI before related tax effects will also have to allocate the aggregated tax amount between these categories.

The existing option to present the profit or loss and OCI in two statements has remained unchanged.

The Company intends to adopt the amendments in its consolidated financial statements for the annual period beginning on December 1, 2012. As the amendments only require changes in the presentation of items in OCI, the Company does not expect the amendments to IAS 1 to have a material impact on the consolidated financial statements.

Amendments to IAS 19 Employee Benefits

In June 2011, the IASB published an amended version of IAS 19. Adoption of the amendment is required for annual periods beginning on or after January 1, 2013, with early adoption permitted.

The amendments impact termination benefits, which would now be recognized at the earlier of when the entity recognizes costs for a restructuring within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets, and when the entity can no longer withdraw the offer of the termination benefits.

The Company intends to adopt the amendments in its consolidated financial statements for the annual period beginning on December 1, 2013. The extent of the impact of the adoption of the amendments has not yet been determined.

Outstanding Share Data

On April 8, 2013, the number of shares issued and outstanding was 61,010,603 while outstanding options granted under the stock option plan were 2,022,798.

Contractual Obligations

Apart from the previously described lease amendment agreement, there were no material changes in contractual obligations during the three-month period ended February 28, 2013, other than in the ordinary course of business.

Economic and Industry Factors

Economic and industry factors were substantially unchanged from those reported in our 2012 MD&A.

Forward-Looking Information

This MD&A contains forward-looking statements and forward-looking information, or, collectively, forward-looking statements, within the meaning of applicable securities laws, that are based on our management’s belief and assumptions and on information currently available to our management. You can identify forward-looking statements by terms such as “may”, “will”, “should”, “could”, “would”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or the negatives of these terms, or variations of them. The forward-looking statements contained in this MD&A include, but are not limited to, statements regarding: the regulatory approval of EGRIFTATM in various territories outside of the United States, the timing of resubmissions of marketing authorization applications in Argentina and Venezuela, and the timing of the conformational audit to be performed by ANVISA, the capacity of our commercial partner in the United States to continue the commercialization of EGRIFTATM in that country, the capacity of our commercial partners outside of the United States to commercialize EGRIFTATM in their respective territories, our capacity to become cash neutral and to tightly control our expenses, our capacity to re-file a marketing authorization application in Europe or in certain European countries for EGRIFTATM our capacity to partner EGRIFTATM or TH1173 and our capacity to resume research and development programs.

Forward-looking statements are based upon a number of assumptions and include, but are not limited to, the following: EGRIFTATM will receive approvals in various territories outside of the United States, no additional clinical studies will be required by regulatory authorities outside of the United States to obtain these regulatory approvals, EGRIFTATM will be accepted by the marketplace in territories outside of the United States and will be on the list of reimbursed drugs by third-party payors in these territories, the relationships with our commercial partners and third-party suppliers will be conflict-free, such third-party suppliers will have enough capacity to manufacture and supply EGRIFTATM to meet demand and on a timely basis, the prescription base in the United States for EGRIFTATM will continue to grow, no unexpected events resulting in unplanned material expenses will occur, ANVISA will be able to perform its conformational audit in 2013 and our commercial partner will be able to re-file a submission in Argentina and Venezuela within the timeline described in this MD&A.

Forward-looking statements are subject to a variety of risks and uncertainties, many of which are beyond our control that could cause our actual results to differ materially from those that are disclosed in or implied by the forward-looking statements contained in this MD&A. These risks and uncertainties include, but are not limited to, the following: the risk that EGRIFTATM is not approved in all or some of the territories where our commercial partners have filed and intend to file marketing authorization applications, the risk that the royalties generated from sales of EGRIFTATM in the United States do not increase or that they decrease, the risk that conflicts occur with our commercial partners jeopardizing the commercialization of EGRIFTATM, the risk that the supply of EGRIFTATM to our commercial partners does not resume resulting in a drug-product shortage because the cause of the losses relating to the conversion of materials to finished goods is not identified or because adequate corrective measures are not put in place in a timely manner, the risk that EGRIFTATM is withdrawn from the market as a result of defects or recalls, the risk that our intellectual property is not adequately protected, the risk that, even if approved in territories outside of the United States, EGRIFTATM is not accepted in these marketplaces or is not on the list of reimbursed drugs by third-party payors and the risk that unexpected events occur resulting in unplanned material expenses.

We refer potential investors to the “Risk Factors” section of our Annual Report on Form 20-F dated February 26, 2013 available at www.sedar.com, www.sec.gov and www.theratech.com. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on forward-looking statements. Forward-looking statements reflect current expectations regarding future events and speak only as of the date of this MD&A and represent our expectations as of that date.

We undertake no obligation to update or revise the information contained in this MD&A, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.